Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions)

	February 20 to	January 1 to	Nine Months Ended	Six Months Ended
	September 30,	February 19,	September 30,	December 31,			Year Ended June 30,
	2010	2010	2009	2009	2008		2009	2008		2007		2006		2005

Pre-tax income from continuing operations	$(128.8)	$1,814.2	$(1,099.0)	$(107.0)	$(110.6)		$(1,141.2)	$(222.9)		$(76.4)		$(0.9)		$138.4

Fixed Charges:
Interest on debt, including amortization of debt issue costs and bond discount	39.9	8.8	133.1	45.8	103.9		202.3	218.9		96.5		25.2		58.7
Estimate of interest within rental expense (A)	9.2	1.5	8.0	7.8	8.2		16.4	18.5		7.2		2.3		2.9
Total Fixed Charges	49.1	10.3	141.1	53.6	112.1		218.7	237.4		103.7		27.5		61.6

Pre-tax income from continuing operations plus fixed charges	$(79.7)	$1,824.5	$(957.9)	$(53.4)	$1.5		$(922.5)	$14.5		$27.3		26.6		200.0

Ratio of earnings to fixed charges	(B )	$176.3	(B )	(B )	(B	)	(B )	(B	)	(B	)	(B	)	$3.2

(A)            We estimated the interest component of rent expense to be 53% based on our long term cost of capital.

(B)              Due to losses for the period ended February 20 to September 30, 2010; the nine months ended September 30, 2009; six months ended December 31, 2009 and 2008; and the fiscal years 2009, 2008, 2007 and 2006, the coverage ratio was less than 1:1. We would have needed to generate additional earnings of $128.8; $1,099.0; $107.0 and $110.6; $1,141.2, $222.9, $76.4 and $0.9, respectively, in each of these periods in order to achieve a ratio of 1:1.